BALATON POWER INC.
Suite 206, 29257 54th Avenue
Langley, British Columbia V3A 3W2

October 2, 2009

Settlement of Lawsuit and Agreement with Visa International Ltd. For Development of Gandhamardan Bauxite Project

Balaton Power Inc. (the "Company") (OTCBB symbol BPWRF) is pleased to announce that its wholly owned subsidiary Continental Resources (USA) Ltd. ("CRL") has entered into an agreement in settlement of the litigation with VISA International Ltd. of Kolkata, India ("VISA") a leading Indian business conglomerate. Under the terms of the settlement CRL settled all outstanding disputes with VISA and thereby reinstated its agreement-dated 15.02.2005 whereby VISA (as to 74%) and CRL (as to 26%) will establish a corporation in the State of Orissa, India to jointly develop the Gandhamardan Bauxite Project. Under the terms of the agreement CRL will receive from VISA incremental cash payments, upon the achievement of certain milestones during the development of the Gandhamardan Bauxite Project. The parties agree to work together in good faith with the Orissa Mining Corporation and its requirements for the ratification of the revised original agreement between CRL and OMC. The development of Gandhamardan Bauxite Project has been conceived as a joint venture between the Orissa Mining Corporation ("OMC"), an Orissa state-owned enterprise and CRL and is pending signatures to the revised joint venture agreement between the two entities. The original MOU and JV agreement between CRL and OMC were signed on 01.10.1996 and 18.04.1997 respectively.

VISA is a leading Indian business conglomerate with significant financial and technical resources, expertise and project experience in managing large operations in India and abroad. CRL and its parent Company Balaton Power are extremely pleased to have the litigation resolved and the involvement, and support of VISA in the development of the Gandhamardan Bauxite Project. For further information on VISA International Ltd. please visit their website at www.visa-group.com

For further information on Balaton Power, CRL's parent Company and the Gandhamardan Bauxite Deposit please visit www.sedar.com and specifically the 43-101 technical report titled "Summary Report Gandhamardan Bauxite Deposit' filed on SEDAR on February 19, 2007.

FOR AND ON BEHALF OF THE BOARD OF DIRECTORS

"Michael Rosa"

Michael Rosa
President & Director

FORWARD LOOKING STATEMENTS: This document includes forward-looking statements as well as historical information. Forward-looking statements include, but are not limited to, the continued advancement of Balaton's general business development, research development and/or the Company's development of mineral exploration projects. When used in this document, the words "anticipate", "believe", "estimate", "expect", "intent", "may", "project", "plan", "should" and similar expressions are intended to be among the statements that identify forward-looking statements. Although Balaton Power Inc. believes that their expectations reflected in these forward looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statement. Important factors that could cause actual results to differ from these forward-looking statements include the potential that Balaton's mineral deposit(s), fluctuations in the marketplace for the sale of minerals, the inability to implement corporate strategies, the ability to obtain financing and other risks disclosed in our annual report on Form 20F filed with the U.S. Securities and Exchange Commission and filings made with the British Columbia Securities Commission.